UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha Kansai Urban Ginko Kabushiki Kaisha Minato Ginko
(Name of Subject Company)
Kansai Urban Banking Corporation The Minato Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Corporation)
Kansai Mirai Financial Group, Inc.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))

Kazumasa Hashimoto
Chairman of the Board & President
Kansai Urban Banking Corporation
1-2-4 Nishi-Shinsaibashi, Chuo-ku
Osaka 542-0086
Japan
+81-06-6281-7000

Katsuaki Maruyama
Executive Officer
The Minato Bank, Ltd.
2-1-1 Sannomiya-cho, Chuo-ku
Kobe 651-0193
Japan
+81-78-333-3224

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Not applicable
(Date Tender Offer/Rights Offering Commenced)

In connection with the offering by Kansai Mirai Financial Group, Inc. (“KMFG”) set forth in this Form CB, a separate Form CB was previously furnished by Resona Holdings, Inc. (“Resona”) on March 28, 2017 (the “Original Form CB”), as amended by Amendment No. 1 furnished on September 27, 2017 (“Amendment No. 1) and Amendment No. 2 furnished on October 16, 2017 (“Amendment No. 2”, and together with the Original Form CB and Amendment No. 1, collectively the “Resona Form CB”).

As described in Exhibit Number 2 of this Form CB, the issuer of the offering discussed in this Form CB as well as the Resona Form CB is KMFG.  However, KMFG had not been established yet at the time the Resona Form CB was furnished.  Resona, which is the parent company of KMFG, furnished these documents on behalf of KMFG.  KMFG was incorporated on November 14, 2017, and all subsequent materials relating to the offering discussed in this Form CB will be furnished by KMFG and no further amendments to the Resona Form CB will be furnished by Resona.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following documents are attached or previously furnished as exhibits to this Form CB:

Exhibit Number

1.
English translation of the press release titled “Basic Agreement Concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” dated March 3, 2017.*

2.
English translation of the press release titled “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.” dated September 26, 2017.**

	3.	English translation of the presentation titled “Creation of Kansai Mirai Financial Group” dated September 26, 2017.**

4.
English translation of the press release titled “Notice concerning Partial Correction to the “Notice concerning a Business Integration between The Minato Bank, Ltd., Kansai Urban Banking Corporation and The Kinki Osaka Bank, Ltd.”” dated October 13, 2017. ***

5.
English translation of Notice of Convocation of the Extraordinary General Meeting of Shareholders and General Meeting of Class Shareholders which consists of the Shareholders of Common Stock of Kansai Urban Banking Corporation dated December 4, 2017.

6.
English translation of Reference Documents for the Extraordinary General Meeting of Shareholders and General Meeting of Class Shareholders which consists of the Shareholders of Common Stock of Kansai Urban Banking Corporation dated December 4, 2017.

	7.	English translation of Notice of Convocation for Extraordinary General Meeting of Shareholders of The Minato Bank, Ltd. dated December 4, 2017.

	8.	English translation of Reference Documents for the Extraordinary General Meeting of Shareholders of The Minato Bank, Ltd. dated December 4, 2017.

*	Previously furnished as an exhibit to the Form CB furnished by Resona with the Securities and Exchange Commission on March 28, 2017.
**	Previously furnished as an exhibit to the Form CB furnished by Resona with the Securities and Exchange Commission on September 27, 2017.
***	Previously furnished as an exhibit to the Form CB furnished by Resona with the Securities and Exchange Commission on October 16, 2017.

Item 2. Informational Legends

Included in Exhibits 1 through 8 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Kansai Mirai Financial Group, Inc. is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kansai Mirai Financial Group, Inc.

Dated: December 7, 2017	/s/ Masahiro Minami
Name: Masahiro Minami
Title: Executive Officer